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                             April 29, 2022

       John G. Grdina
       President and Chief Executive Officer
       Adamas One Corp.
       411 University Ridge, Suite 110
       Greenville, South Carolina 29601

                                                        Re: Adamas One Corp.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted April 13,
2022
                                                            CIK No. 0001884072

       Dear Mr. Grdina:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1 submitted April 13, 2022

       General

   1.                                                   Please revise
throughout to update your disclosure to reflect the preferred stock transaction discussed
on page 83. This includes providing the disclosures required by
                                                        Items 403 and 404 of
Regulation S-K, as well as revising the disclosures that currently appear on pages 10-11,
begin on page 15 and on page 44, among other locations. Ensure your revisions explain
fully the control afforded to the purchaser of those securities via share ownership and the
related agreements. Further, revise to identify and clarify the
                                                        "milestones" and
conversion terms mentioned on page 83. As one example regarding conversion, will the
preferred stock remain outstanding or convert in connection with this offering and will the
related agreements remain in effect?
 John G. Grdina
Adamas One Corp.
April 29, 2022
Page 2
2.    We note the resale offering added to your disclosure. Regarding (ii) and
(iii) on the
      prospectus cover page, please explain how you determined it is appropriate to register the resale of those securities given the use of the formulas described in the document. See
      Securities Act Sections Compliance and Disclosure Interpretations Question 139.11.
3. Please revise to clarify when you plan for the resale transaction to begin. For example, is the closing before or after the over-allotment option expires? Also revise to explain the risks related to the resale transaction, such as whether purchasers may be able to acquire your shares in the secondary market for a price lower than the price in the underwritten offering. Further, to the extent your affiliates are participating in the resale transaction, provide the disclosure required by Item 404 of Regulation S-K.
The inability of our senior management and board of directors, page 17

4. We note your response to prior comment 3. Please clarify the extent to which each of the companies mentioned in this risk factor had not made their required periodic filings. For example, it appears that: (1) NOHO, Inc. did not file its Annual Report on Form 10-K for the fiscal year ended December 31, 2014; (2) Mix 1 Life, Inc. did not file its Annual
      Report on Form 10-K for the fiscal year ended August 31, 2016 and its subsequent Form
      10-Qs and Form 10-K; and (3) Scio Diamond Technology Corp. did not file its Annual
      Report on Form 10-K for the fiscal year ended March 31, 2017 and its subsequent Form
      10-Qs and Form 10-K.
The former stockholders of Scio or the SEC may bring action for possible omissions, page 28

5. We note your response to prior comment 4. Please file as an exhibit the asset purchase agreement amended on February 3, 2020 mentioned on page 28.
Management, page 65

6. Please ensure that you have provided the disclosure required by Item 401(e) of Regulation
      S-K. For example, it is unclear why your disclosure does not address Mr. Chaunu's affiliation with Maison Luxe, Inc.
       You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Andrew Blume,
Senior Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.



                                                             Sincerely,
FirstName LastNameJohn G. Grdina
Comapany NameAdamas One Corp.                                Division of
Corporation Finance
                                                             Office of
Manufacturing
April 29, 2022 Page 2
cc:       Raymond A. Lee, Esq.
FirstName LastName